# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ibotta, Inc., CIK 0001538379
CUSIP: 451051106
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 600, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 11/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002019322

## Reporting persons
- KDT Ibotta Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,689,129; shared voting power 0; sole dispositive power 3,689,129; shared dispositive power 0; aggregate amount beneficially owned 3,689,129 (18% of the class)
  Comment: The amounts represented in rows 5, 7 and 9 in the table above represent 3,689,129 shares of Class A common stock, par value $0.00001 per share (the "Public Shares"), of Ibotta, Inc. (the "Issuer") held by KDT Ibotta Holdings, LLC ("KDT Ibotta"). The percentage in row 11 in the table above is calculated using 20,469,814 Public Shares outstanding as of October 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 3, 2026.
- Koch, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); sole voting power 3,689,129; shared voting power 0; sole dispositive power 3,689,129; shared dispositive power 0; aggregate amount beneficially owned 3,689,129 (18% of the class)
  Comment: The amounts represented in rows 5, 7 and 9 in the table above represent 3,689,129 Public Shares held by KDT Ibotta. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of KDT Ibotta.
  
  The percentage in row 11 in the table above is calculated using 20,469,814 Public Shares outstanding as of October 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 3, 2026.

## Item 1. Issuer
Name of issuer: Ibotta, Inc.
Address of issuer's principal executive offices: 1400 16th Street, Suite 600, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing: KDT Ibotta Holdings, LLC ("KDT Ibotta"), Koch Disruptive Technologies, LLC ("KDT"), Koch Disruptive Technologies Holdings, LLC ("KDT Holdings"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal address for all Reporting Persons is 4111 E. 37th Street North, Wichita, KS 67220
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page. Calculated using 20,469,814 Public Shares deemed outstanding as of October 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2026.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KDT Ibotta Holdings, LLC: /s/ Nicholas R. Hoffman, Nicholas R. Hoffman, Secretary (11/05/2026)
- Koch, Inc.: /s/ Adam Fitzsimmons, Adam Fitzsimmons, Assistant Secretary (11/05/2026)